BERRY PLASTICS CORPORATION
101 Oakley Street
Evansville IN 47710

                                                                                                                                                                  January 20, 2010
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010
Attention:                      Dietrich King

RE:           Berry Plastics Corporation
Registration Statement on Form S-4
Filed December 23, 2009
File No. 33-163951

Dear Mr. King:

Please find below the responses of Berry Plastics Corporation (“Berry Plastics”) to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission contained in your letter of January 13, 2010 regarding Berry Plastics’ Registration Statement on Form S-4 filed on December 23, 2009 (File No. 33-163951) (the “Registration Statement”). Each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.

General

1.
We note that you are registering the notes in reliance on our position in Exxon Capital Holdings Corp., SEC No Action Letter (April 13, 1989). See also Morgan Stanley & Co. Inc,. SEC No Action Letter( July 5, 1991) and Shearman & Sterling, SEC No Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

The requested letter has been provided supplementally.

2.
We note that you intend to file counsel’s legality opinion by amendment. Please note that we may have comments on the opinion and will need adequate time to review it before we will entertain a request to accelerate the effectiveness of the registration statement.

The opinion has been provided.

*           *           *           *

 W/1574528v1

Securities and Exchange Commission
January 20, 2010

Please contact me ((812) 306-2397) or Andrew J. Nussbaum ((212) 403-1269) of Wachtell, Lipton, Rosen & Katz, special counsel to the Company, if you have any questions or comments relating to the matters referenced above.  Thank you for your attention to this matter.

Sincerely,

/s/ Mark Miles
Mark Miles

Executive Vice President and Controller

Berry Plastics Corporation

cc:           Ira G. Boots, Chief Executive Officer
Jeff Thompson, General Counsel
Andrew J. Nussbaum, Wachtell, Lipton, Rosen & Katz